Filed Pursuant to Rule 433

Registration No: 333-134553

Global Cash Total Return Yield Note (TReYN)

“Synthetic Global Cash Yield”	Indicative Terms and Conditions
April 23 2007
Contact: +1 (212) 526 2237

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc. or any other dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Summary Description

These notes bear interest at an annual rate of [7.48]%, payable quarterly, while also allowing an investor to hold a long position in the Brazilian Real (BRL), Mexican Peso (MXN), Turkish Lira, (TRY), Hungarian Forint (HUF), Indian Rupee (INR), Indonesian Rupiah (IDR), Norwegian Krone (NOK), British Pound Sterling (GBP), Australian Dollar (AUD), and New Zealand Dollar (NZD) (collectively, the Reference Currencies) and a short position in the U.S. Dollar (USD) via a single basket.  On the Maturity Date, the investor will receive a Redemption Amount equal to the principal amount of the notes held by that investor multiplied the sum of 1 plus the Basket Return, which will be determined on the Valuation Date.  The Basket Return is linked to the aggregate appreciation or depreciation of the Reference Currencies relative to the USD, and may be negative.  Accordingly, if on the Valuation Date the Basket Return is greater than zero, the Redemption Amount payable on the Maturity Date will equal 100% of the principal amount of the notes plus an additional return equal to the combined percentage appreciation of the Reference Currencies relative to the USD.  However, because the notes are not principal protected, if on the Valuation Date the Basket Return is negative, the Redemption Amount will equal 100% of the principal amount of the notes minus the aggregate percentage depreciation in the Reference Currencies relative to the USD.  Accordingly, if the Basket Return is negative, the Redemption Amount per note will be less than, and may be substantially less than, the principal amount of the notes held by an investor and, if the Basket Return is sufficiently negative, the decrease in the Redemption Amount payable to an investor may more than offset the interest payments payable on the notes, resulting in a net payment on the notes that is less than the principal amount invested. For an example of possible payouts on the notes, please refer to “Hypothetical Payment Examples” below.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, A+)
Principal Amount	USD TBD
Issue Price	100%
Principal Protection	Not principal protected
Trade Date	TBD
Issue Date	Trade Date + [4] Business Days
Valuation Date	Maturity Date — [4] Valuation Business Days; provided that, upon the occurrence of a Disruption Event, the Valuation Date may be postponed (as described under “Disruption Events” below).
Maturity Date	Issue Date + [1] Year
Interest Payment Dates	Quarterly on the [__] day of each [____],[____],[____] and [____], commencing [____], 2007.

Interest Rate	[7.48]% per annum
Day Count	30/360
Reference Currencies

Brazilian Real (BRL), Mexican Peso (MXN), Turkish Lira (TRY), Hungarian Forint (HUF), Indian Rupee (INR), Indonesian Rupiah (IDR), Norwegian Krone (NOK), British Pound Sterling (GBP), Australian Dollar (AUD) and New Zealand Dollar (NZD)

Redemption Amount	A single U.S. Dollar payment on the Maturity Date equal to the principal amount of each note multiplied by:
		(1 + Basket Return)
	provided that the minimum Redemption Amount payable on the notes shall be zero.
	If the Basket Return is negative, the Redemption Amount per note will be less than, and may be substantially less than, the principal amount of that note
Basket Return	The sum of the Weighted Currency Returns.
	This sum of the Weighted Currency Returns may be negative, resulting in a negative Basket Return.
Weighted Currency Returns	For each Reference Currency (expressed as a percentage):

Weightings and Initial Reference Currency	The Weighting and Initial Reference Currency Rate for each Reference Currency is as set forth below:
Rates	Reference Currency	Weighting	Initial Reference Currency Rate
	BRL	10%	TBD
	MXN	10%	TBD
	TRY	10%	TBD
	HUF	10%	TBD
	INR	10%	TBD
	IDR	10%	TBD
	NOK	10%	TBD
	GBP	10%	TBD
	AUD	10%	TBD
	NZD	10%	TBD

The Initial Reference Currency Rate for each Reference Currency is the Reference Exchange Rate for that Reference Currency determined by the Calculation Agent on the Trade Date in accordance with the Settlement Rate Option

Reference Exchange Rates	The spot exchange rate for each of the Reference Currencies quoted against the U.S. Dollar (USD) expressed as number of currency units per USD 1.
Settlement Rate	For each Reference Currency, the Reference Exchange Rate on the Valuation Date, determined in accordance with the applicable Settlement Rate Option (subject to the occurrence of a Disruption Event).

Settlement Rate Option	For each Reference Currency as set forth below:
and Valuation
Business Day	Reference Currency	Screen Reference	Valuation Business Day
	BRL	BRFR	Brasilia, Rio de Janeiro and São Paulo
	MXN	USDMXNFIX=	Mexico City
	TRY	The TRY/EUR fixing rate on ECB37 divided by the USD/EUR fixing rate on ECB37	Ankara and TARGET
	HUF	The HUF/EUR fixing rate on ECB37 divided by the USD/EUR fixing rate on ECB37	Budapest and TARGET
	INR	RBIB	Mumbai
	IDR	ABSIRFIX01	Jakarta
	NOK	1FED	Oslo and New York
	GBP	One divided by spot rate on 1FED	London and New York
	AUD	One divided by spot rate on 1FED	Sydney, Melbourne and New York
	NZD	One divided by spot rate on 1FED	Wellington, Auckland and New York

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the prospectus supplement dated May 30, 2006 for the Issuer’s Medium Term Notes, Series I.

Business Day	New York
Business Day Convention	Following, unadjusted
Disruption Event	If a Disruption Event relating to one or more Reference Currencies is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Basket Return using
• for each Reference Currency that did not suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the scheduled Valuation Date, and

•  for each Reference Currency that did suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the immediately succeeding scheduled Valuation Business Day for such Reference Currency on which no Disruption Event occurs or is continuing with respect to such Reference Currency;

provided however that if a Disruption Event has occurred or is continuing with respect to a Reference Currency on each of the three scheduled Valuation Business Days following the scheduled Valuation Date, then (a) such third scheduled Valuation Business Day shall be deemed the Valuation Date for the affected Reference Currency; and (b) the Calculation Agent will determine the Settlement Rate for the affected Reference Currency on such day in accordance with “Fallback Rate Observation Methodology” (as defined under “Description of the Notes—Currency-Indexed Notes” in the prospectus supplement dated May 30, 2006, for the Issuer’s Medium Term Notes, Series I).

A “Disruption Event” means any of the following events with respect to a Reference Currency, as determined in good faith by the Calculation Agent:

(A)  the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible (x) the conversion of the Reference Currency into USD through customary legal channels; or (y) the delivery of USD from accounts inside the Reference Currency Jurisdiction for that Reference Currency to accounts outside that Reference Currency Jurisdiction,

(B) the occurrence of any event causing the Reference Exchange Rate to be split into dual or multiple currency exchange rates; or

(C)   the Settlement Rate being unavailable for the Reference Currency, or the occurrence of an event (i) in the Reference Currency Jurisdiction for that Reference Currency that materially disrupts the market for that Reference Currency or (ii) that generally makes it impossible to obtain the Settlement Rate, on the Valuation Date.

For purposes of the above, “scheduled Valuation Business Day” means a day that is or, in the judgment of the Calculation Agent, should have been, a Valuation Business Day for the affected Reference Currency.

Calculation Agent	Lehman Brothers Inc.
Underwriter	Lehman Brothers Inc.
Issue Type	USMTN
Identifier	ISIN: TBD CUSIP: TBD
Settlement System	DTC
Listing	Not Applicable
Denominations	USD 1,000 and whole multiples of USD 1,000

Certain United States Federal Income Tax Consequences

Lehman Brothers Holdings Inc. intends to treat the notes as short-term debt securities as described under “United States Federal Income Tax Consequences—Debt Securities—Short-Term Debt Securities” in the prospectus dated May 30, 2006. The notes could also be subject to special rules relating to foreign currency that could affect the character of the amount received at maturity and the gain or loss realized upon the sale or disposition of the notes. No statutory, judicial or administrative authority directly addresses the treatment of such notes or instruments similar thereto for U.S. federal income tax purposes, and no ruling will be requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in such notes are uncertain. Any differing treatment could affect the amount, timing, and character of income with respect to the notes.

It is not clear to what extent holders required to accrue discount will be required to accrue income with respect to the notes or the extent to which any gain realized by holders on the sale, exchange or maturity of the notes would be treated as capital gain or ordinary income. Gain realized by a holder who has held the notes during their entire term to maturity is likely to be treated as ordinary income. Any loss realized by such holder upon maturity would likely be treated as capital loss, except possibly to the extent of amounts, if any, previously included in income.

Holders should consult their tax advisors regarding the proper treatment of amounts paid in respect of the notes, including the application of special foreign currency rules and rules governing short-term debt securities.

Historical Exchange Rates

The following charts show the spot exchange rates for each Reference Currency at the end of each week in the period from the week ending April 11, 2004 through the week ending April 22, 2007 using historical data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data. The spot exchange rates shown in the following charts are expressed as the amount of U.S. Dollars per Reference Currency to show the appreciation or depreciation, as the case may be, of the Reference Currency against the U.S. Dollar. The spot exchange rates used to calculate the Basket Return are expressed as the amount of Reference Currency per U.S. Dollar, which are the inverse of the spot exchange rates presented in the following charts. The historical data on each Reference Currency is not necessarily indicative of the future performance of the Reference Currencies, the Basket Return or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict the Redemption Amount that will be payable at maturity, or whether that Redemption Amount will reflect a return or loss of principal relative to the principal amount of the notes.  Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Payment Examples

The graph and examples below illustrate the hypothetical total payments per $1,000 note, including both interest payments (on a non-compounded basis) and the Redemption Amount payable at maturity, based on a hypothetical range of performance for the Settlement Rate from -30% to +30%, as well as hypothetical values for the Initial Reference Currency Rates (which will be determined on the Trade Date) and Settlement Rates and resulting Basket Return (each of which will be determined on the Valuation Date). The examples below also assume an Interest Rate of 7.48%; the actual Interest Rate for the notes will also be determined on the Trade Date.  The following results are based solely on the hypothetical examples cited; the hypothetical Initial Reference Currency Rate and the hypothetical

Settlement Rate values have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts for any Reference Currency/USD exchange rate and should not be taken as indicative of the future performance of any Reference Currency/USD exchange rate.  Numbers in the examples have been rounded for ease of analysis.

The following examples illustrate how the total returns illustrated in the graph above are calculated:

Example 1:  The Settlement Rate of each Reference Currency appreciates relative to its Initial Reference Currency Rate, resulting in a Basket Return of 6.10%, a Redemption Amount of $1,061.00 and, when taken together with the interest payments under the notes (as further described below), total payments of $1,135.80, resulting in a total return to the investor of $135.80 per $1,000 note, or 13.58%.

Because the Basket Return is 6.10%, which is greater than zero, the Redemption Amount payable at maturity is equal to $1,061.00 per $1,000 Note (a return of 6.10% per note), calculated as follows:

Redemption Amount = $1,000 * (1 + 0.0610) = $1,061.00

In addition, irrespective of the Basket Return, the notes also will have paid interest at an annual rate of 7.48%, resulting in total, non-compounded interest payments of $74.80 per $1,000 note.  Accordingly, the total payments on the notes to an investor will equal $1,135.80 (equal to the $74.80 in non-compounded interest payments plus the $1,061.00 Redemption Amount), a total return to the investor of $135.80, or 13.58%.

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Initial Reference Currency Rate (on Trade Date)	Settlement Rate (on Valuation Date)	Weighting	Weighted Currency Return
BRL	2.0300	1.8624	10%	0.90%
MXN	10.9950	10.1806	10%	0.80%
TRY	1.3500	1.1739	10%	1.50%
HUF	181.00	174.04	10%	0.40%
INR	42.0850	41.6683	10%	0.10%
IDR	9100	8835	10%	0.30%
NOK	5.9625	5.6786	10%	0.50%

GBP	0.4994	0.4802	10%	0.40%
AUD	1.1976	1.1741	10%	0.20%
NZD	1.3468	1.2244	10%	1.00%
	Basket Return = Sum of Weighted Currency Returns =			6.10%

Example 2:  The Settlement Rate of each Reference Currency depreciates relative to its Initial Reference Currency Rate, resulting in a Basket Return of -5.65%, a Redemption Amount of $943.50 and, when taken together with the interest payments under the notes (as further described below), total payments of $1,018.30, resulting in a total return to the investor of $18.30 per $1,000 note, or 1.83%.

Because the Basket Return is -5.65%, which is less than zero, the Redemption Amount payable at maturity is equal to $943.50 per $1,000 Note (a negative return of -5.65% per note), calculated as follows:

Redemption Amount = $1,000 * (1 + (-0.0565)) = $943.50

In addition, irrespective of the Basket Return, the notes also will have paid interest at an annual rate of 7.48%, resulting in total, non-compounded interest payments of $74.80 per $1,000 note.  Accordingly, the total payments on the notes to an investor will equal $1,018.30 (equal to the $74.80 in non-compounded interest payments plus the $943.50 Redemption Amount), a total return to the investor of $18.30, or 1.83%.

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Initial Reference Currency Rate (on Trade Date)	Settlement Rate (on Valuation Date)	Weighting	Weighted Currency Return
BRL	2.0300	2.1146	10%	-0.40%
MXN	10.9950	12.0824	10%	-0.90%
TRY	1.3500	1.3636	10%	-0.10%
HUF	181.00	201.11	10%	-1.00%
INR	42.0850	44.3000	10%	-0.50%
IDR	9100	9381	10%	-0.30%
NOK	5.9625	6.4113	10%	-0.70%
GBP	0.4994	0.5313	10%	-0.60%
AUD	1.1976	1.3456	10%	-1.10%
NZD	1.3468	1.3536	10%	-0.05%
	Basket Return = Sum of Weighted Currency Returns =			-5.65%

Example 3:  The Settlement Rate of each Reference Currency depreciates relative to its Initial Reference Currency Rate, resulting in a Basket Return of -9.50%, a Redemption Amount of $905.00 and, when taken together with the interest payments under the notes (as further described below), total payments of $979.80, resulting in a total negative return to the investor of $20.20 per $1,000 note, or -2.02%.

Because the Basket Return is -9.50%, which is less than zero, the Redemption Amount payable at maturity is equal to $905.00 per $1,000 Note (a negative return of -9.50% per note), calculated as follows:

Redemption Amount = $1,000 * (1 + (-0.0950)) = $905.00

In addition, irrespective of the Basket Return, the notes also will have paid interest at an annual rate of 7.48%, resulting in total, non-compounded interest payments of $74.80 per $1,000 note.  Accordingly, the total payments on the notes to an investor will equal $979.80 (equal to the $74.80 in non-compounded interest payments plus the $905.00 Redemption Amount), a total negative return to the investor of $20.20, or -2.02%.

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Initial Reference Currency Rate (on Trade Date)	Settlement Rate (on Valuation Date)	Weighting	Weighted Currency Return
BRL	2.0300	2.2065	10%	-0.80%
MXN	10.9950	12.2167	10%	-1.00%
TRY	1.3500	1.6071	10%	-1.60%
HUF	181.00	194.62	10%	-0.70%
INR	42.0850	44.7713	10%	-0.60%
IDR	9100	10000	10%	-0.90%
NOK	5.9625	6.6994	10%	-1.10%
GBP	0.4994	0.5428	10%	-0.80%
AUD	1.1976	1.2606	10%	-0.50%
NZD	1.3468	1.5845	10%	-1.50%
	Basket Return = Sum of Weighted Currency Returns =			-9.50%

Example 4:  The Settlement Rates of the Brazilian Real (BRL), the Turkish Lira (TRY), the Hungarian Forint (HUF), the Indonesian Rupiah (IDR) and the British Pound Sterling (GBP) appreciate relative to their Initial Reference Currency Rate, while the Mexican Peso (MXN), the Indian Rupee (INR), the Norwegian Krone (NOK), the Australian Dollar (AUD) and the New Zealand Dollar (NZD) depreciate relative to their Initial Reference Currency Rate; resulting in a Basket Return of -0.10%, a Redemption Amount of $999.00 and, when taken together with the interest payments under the notes (as further described below), total payments of $1,073.80, resulting in a total return to the investor of $73.80 per $1,000 note, or 7.38%).

Because the Basket Return is -0.10%, which is less than zero, the Redemption Amount payable at maturity is equal to $999.00 per $1,000 Note (a negative return of -0.10% per note), calculated as follows:

Redemption Amount = $1,000 * (1 + (-0.0010)) = $999.00

In addition, irrespective of the Basket Return, the notes also will have paid interest at an annual rate of 7.48%, resulting in total, non-compounded interest payments of $74.80 per $1,000 note.  Accordingly, the total payments on the notes to an investor will equal $1,073.80 (equal to the $74.80 in non-compounded interest payments plus the $999.00 Redemption Amount), a total return to the investor of $73.80, or 7.38%.

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Initial Reference Currency Rate (on Trade Date)	Settlement Rate (on Valuation Date)	Weighting	Weighted Currency Return
BRL	2.0300	1.9333	10%	0.50%
MXN	10.9950	11.3351	10%	-0.30%
TRY	1.3500	1.2617	10%	0.70%
HUF	181.00	177.45	10%	0.20%
INR	42.0850	49.5118	10%	-1.50%
IDR	9100	8426	10%	0.80%
NOK	5.9625	6.0227	10%	-0.10%
GBP	0.4994	0.4581	10%	0.90%
AUD	1.1976	1.3160	10%	-0.90%
NZD	1.3468	1.4029	10%	-0.40%
	Basket Return = Sum of Weighted Currency Returns =			-0.10%

Example 5:  The Settlement Rates of the Mexican Peso (MXN), the Turkish Lira (TRY), the Indonesian Rupiah (IDR), the Norwegian Krone (NOK) and the New Zealand Dollar (NZD) appreciate relative to their Initial Reference Currency Rate, while the Brazilian Real (BRL), the Hungarian Forint (HUF), the Indian Rupee (INR), the British Pound Sterling (GBP), and Australian Dollar (AUD) depreciate relative to their Initial Reference Currency Rate; resulting in a Basket Return of 1.40%, a Redemption Amount of $1,014.00 and, when taken together with the interest payments under the notes (as further described below), total payments of $1,088.80, resulting in a total return to the investor of $88.80 per $1,000 note, or 8.88%).

Because the Basket Return is 1.40%, which is greater than zero, the Redemption Amount payable at maturity is equal to $1,014.00 per $1,000 Note (a return of 1.40% per note), calculated as follows:

Redemption Amount = $1,000 * (1 + 0.0140) = $1,014.00

In addition, irrespective of the Basket Return, the notes also will have paid interest at an annual rate of 7.48%, resulting in total, non-compounded interest payments of $74.80 per $1,000 note.  Accordingly, the total payments on the notes to an investor will equal $1,088.80 (equal to the $74.80 in non-compounded interest payments plus the $1014.00 Redemption Amount), a total return to the investor of $88.80, or 8.88%.

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Initial Reference Currency Rate (on Trade Date)	Settlement Rate (on Valuation Date)	Weighting	Weighted Currency Return
BRL	2.0300	2.3068	10%	-1.20%
MXN	10.9950	10.0872	10%	0.90%
TRY	1.3500	1.1739	10%	1.50%
HUF	181.00	186.60	10%	-0.30%
INR	42.0850	45.7446	10%	-0.80%
IDR	9100	8750	10%	0.40%
NOK	5.9625	5.6786	10%	0.50%
GBP	0.4994	0.5044	10%	-0.10%
AUD	1.1976	1.3160	10%	-0.90%
NZD	1.3468	1.1814	10%	1.40%

Basket Return = Sum of Weighted Currency Returns =				1.40%

Example 6:  The Settlement Rates of the Brazilian Real (BRL), the Mexican Peso (MXN), the Turkish Lira (TRY), the Indonesian Rupiah (IDR), the British Pound Sterling (GBP), Australian Dollar (AUD) and the New Zealand Dollar (NZD) depreciate relative to their Initial Reference Currency Rate, while the Hungarian Forint (HUF), the Indian Rupee (INR), and the Norwegian Krone (NOK) appreciate relative to their Initial Reference Currency Rate; resulting in a Basket Return of -10.10%, a Redemption Amount of $899.00 and, when taken together with the interest payments under the notes (as further described below), total payments of $973.80, resulting in a total negative return to the investor of $26.20 per $1,000 note, or -2.62%.

Because the Basket Return is -10.10%, which is less than zero, the Redemption Amount payable at maturity is equal to $899.00 per $1,000 Note (a negative return of -10.10% per note), calculated as follows:

Redemption Amount = $1,000 * (1 + (-0.1010)) = $899.00

In addition, irrespective of the Basket Return, the notes also will have paid interest at an annual rate of 7.48%, resulting in total, non-compounded interest payments of $74.80 per $1,000 note.  Accordingly, the total payments on the notes to an investor will equal $973.80 (equal to the $74.80 in non-compounded interest payments plus the $899.00 Redemption Amount), a total negative return to the investor of $26.20, or -2.62%.

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Initial Reference Currency Rate (on Trade Date)	Settlement Rate (on Valuation Date)	Weighting	Weighted Currency Return
BRL	2.0300	2.3068	10%	-1.20%
MXN	10.9950	12.2167	10%	-1.00%
TRY	1.3500	1.6875	10%	-2.00%
HUF	181.00	177.45	10%	0.20%
INR	42.0850	41.6683	10%	0.10%
IDR	9100	10581	10%	-1.40%
NOK	5.9625	5.8456	10%	0.20%
GBP	0.4994	0.5428	10%	-0.80%
AUD	1.1976	1.4970	10%	-2.00%
NZD	1.3468	1.7267	10%	-2.20%

Basket Return = Sum of Weighted Currency Returns =				-10.10%